SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Set forth below is the text of the notice of an Extraordinary Meeting of Shareholders that has been scheduled for March 14, 2006 to consider the matters referred to therein. Such notice was sent to shareholders on February 21, 2006.

Date: February 21, 2006

ON TRACK INNOVATIONS LTD.

You are hereby invited to an Extraordinary Shareholders Meeting (the “Meeting”) of On Track Innovations Ltd. (the “Company”) to be held on March 14, 2006, 08:15 AM (Israel local time) at the offices of the Company in Rosh-Pina, Israel.

The agenda of the Meeting and the summary of the proposed resolution are as follows:

a)	Approval of the adoption of an alternative option exercise mechanism, pursuant to which each of the Company’s and the Company’s subsidiaries’ employees, and Company’s directors and office holders (excluding “External Directors”, as such term is defined in the Israeli Companies Act – 1999)(“Grantee”) who is holding outstanding options(each, an “Option”) as of the exercise date which shall be determined by the Company’s management (“Exercise Date”), may exercise the Options into such number of Ordinary Shares of the Company (each a “Share”) based on Black & Scholes model according to the following principles:

—	Each Option shall be exercised for no consideration into such number of Shares, the number of which is equal to a fraction, the numerator of which is the economic value of the Option at the Exercise Date, (based on Black & Scholes model) and the denominator is the adjusted closing market price of the Shares on NASDAQ at such date.

—	Each Grantee who exercised the Options pursuant to the aforesaid mechanism will be required to sign an irrevocable thirty three month lock-up arrangement with respect to the Shares. Such lock up shall apply to 82.5% of the Shares, where 7.5% of the Shares shall be released from the lock up at the end of each calendar quarter commencing the Exercise Date.

—	Options which are not vested as of the Exercise Date may be exercised into Shares as well based on the foregoing formula; provided, however, that such Shares shall be restricted as in the original vesting terms of the Option.

—	Each Grantee will be required to sign an irrevocable proxy pursuant to which the voting rights attached to the Shares shall be granted to the Company’s Chairman on behalf of the Board of Directors, or to whom the Company’s Board of Directors will instruct.

—	Each Grantee shall have a limited period of time to decide whether he/she wishes to exercise the Options pursuant to the said mechanism. Such limited period of time shall be determined by the Company’s management. In case a Grantee does not elect to exercise the Options during such period pursuant to the said mechanism, the original terms of the 2001 Options Plan for the Options issued to him/her shall continue to apply.

b)	Approval of reducing the exercise price of the warrants issued in the framework of the Company’s 2004 – 2005 PIPE transactions, in accordance with the following principles:

—	The exercise price of each warrant issued in the framework of the Company’s 2004 PIPE transaction shall be reduced to US12.29$ from US 13.97$ for each warrant;

—	The exercise price of each warrant issued in the framework of the Company’s 2005 PIPE offering shall be reduced to US 12.39$ from US 14.58$ for each warrant;

—	Each warrant holder shall have a limited period of sixty (60) days commencing the date of receipt of such offer from the Company, to decide whether he/she wishes to exercise the warrants pursuant to the said mechanism. In case a warrant holder does not elect to exercise the warrants during such period pursuant to the said mechanism, the original terms of the warrant agreement shall continue to apply.

Only shareholders of record at the closing of the trading day of February 21, 2006 (the “Record Date”) are entitled to attend and vote at the Meeting. A shareholder whose shares are registered in his or her favor with a member of a Stock Exchange and such Shares are included in the Shares which are registered in the Register of Shareholders of the Company under the name of such member of a Stock Exchange, shall be required to prove its ownership of the Shares as of the Record Date, by providing the Company at least 48 hours before the time appointed for holding the Meeting, with an ownership certificate in the form attached herewith, issued by such a member of a Stock Exchange.

Under the Articles of Association of the Company (the “Articles”), no business shall be transacted at any shareholders’ meeting unless a quorum is present when the meeting proceeds to business. The quorum required for a meeting is at least two shareholders present in person or by proxy, holding at least 33 1/3% of the issued and outstanding ordinary shares of the Company (a “Quorum”). If within half an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place, and if at such adjourned meeting a Quorum is not present within half an hour from the time appointed for holding the meeting, the shareholders then present at such adjourned meeting shall constitute a quorum.

A shareholder wishing to vote by proxy must deposit the proxy at the offices of the Company at the address set herein below, at least 48 hours before the time appointed for holding the Meeting. Attached for your convenience is a form of a proxy.

Copies of the suggested resolutions, are available for inspection at the Company’s offices in Z.H.R Industrial Zone Rosh-Pina, Israel, 12000 (tel. 972-4-6868000) between the hours 9:00-12:00 am and the offices of the Company’s transfer agent, Continental Stock Transfer & Trust Company, 17 Battery Pl. – 8th Floor, New York, NY 10004, USA, att: Gail Schweda.

By order of the board of directors:

On Track Innovations Ltd.

Ownership Certificate

Company’s name: On Track Innovations Ltd.
Company’s Reg. No.: 52-004286-2

Name of Stock Exchange member: ____________

Details of shareholder:
(if there are several joint owners of the shares, their details should be included)
(1)	Name of shareholder ______________
(2)	I.D. No. __________________

If shareholder does not hold an Israeli I.D. –
Passport No. ______________    Passport valid until ______________
Country where Passport was issued _________________

If shareholder is a corporation –
Registration No. ___________    Country of incorporation _____________

(3)	Record Date for which this certificate is granted __________

Details of the Shares:
(1)	Name of the security – Ordinary Share;
Par value – N.I.S 0.1 ;
ISIN code – IL 009248951
(2)	No. of Shares – _________
(3)	Type of Shares: Ordinary

Signature of Stock Exchange member ____________    Date: ______________

On Track Innovations Ltd.

Proxy

Date: __________

I, the undersigned, _________________, a shareholder of On Track Innovations Ltd. (the “Company”), and entitled to _______ votes at the Extraordinary General Meeting of the shareholders of the Company (the “Meeting”), hereby appoint Oded Bashan, and in his absence, Ronnie Gilboa, to vote for me and on my behalf at the Meeting to be held on the ___ day of _______, 2006 and at every adjournment thereof.

As Witness my hand this _____ day of _______ 2006.

—————————————— Signature

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: February 21, 2006